

January 21, 2011

Richard J. Johnson
Chief Financial Officer
The PNC Financial Services Group, Inc.
One PNC Plaza
249 Fifth Avenue
Pittsburgh, Pennsylvania 15222-2707
By U.S. Mail and facsimile to (412) 762-4507

> **Re: The PNC Financial Services Group, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Form 10-Q for the quarterly period ended March 31, 2010**
> **Form 10-Q for the quarterly period ended June 30, 2010**
> **Form 10-Q for the quarterly period ended September 30, 2010**
> **File No. 001-09718**

Dear Mr. Johnson:

   We have completed our review of your filings and do not have any further comments at this time.

> Sincerely,

> Amit Pande
> Accounting Branch Chief